EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 ) and related Prospectus of PetroQuest Energy, Inc. and PetroQuest Energy, L.L.C. for the registration of $150,000,000 10 3/8% Senior Notes due 2012, and to the incorporation by reference therein of our reports dated March 2, 2005, with respect to the consolidated financial statements of PetroQuest Energy, Inc., PetroQuest Energy, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of PetroQuest Energy, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana
August 8, 2005